Neiman Large Cap Value Fund... Awarded Morningstar 5 Star Rating

Neiman Large Cap Value Fund (NEIMX) has recently earned a 5 Star rating from Morningstar. To see the Morningstar Snapshot, please click here.

Comparison data posted on Kiplinger.com shows that through March 31, 2008, NEIMX was highly ranked among Large-Company Value funds for annualized 1-year returns, and had a low volatility ranking. To see Kiplinger.com returns data, which data it obtains from Morningstar, please click here.

NEIMX is available as a no-load, no transaction fee offering for clients of RIA's with accounts at Schwab or Fidelity.

The Neiman Large Cap Value Fund portfolio consists of dividend paying U.S. stocks, possessing strong financial statements and sound economic fundamentals. Our fund managers write covered call options on holdings in the portfolio, in order to increase cash flows and to potentially reduce volatility.

We encourage you to consider Neiman Large Cap Value Fund
for your clients' portfolios.

Visit us at www.neimanfunds.com for more information, and to see the following:

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Morningstar Snapshot

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Kiplinger.com returns data

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Historical performance

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Portfolio holdings

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Fund Prospectus and Account Application for direct investment

For funds with at least a three-year history, Morningstar calculates a Morningstar Rating™ based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a fund’s monthly performance (including the effects of sales charges, loads, and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category receive 5 stars, the next 22.5% receive 4 stars, the next 35% receive 3 stars, the next 22.5% receive 2 stars and the bottom 10% receive 1 star. An overall rating for a fund is derived from a weighted average of the performance figures associated with its 3-, 5-, and 10-year (if applicable) Morningstar Rating Metrics as of the date stated. As of 3/31/08 the number of funds in the Large Value category tracked by Morningstar was 1174 for the 3 year period and Overall Ranking.  Performance would have been lower if fees had not been waived.  As of 3/31/08 the fund did not have a 5 or 10 year rating.

Investors should consider the investment objective, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling (877) 385-2720.  Please obtain and carefully read the prospectus before investing.  Past performance does not guarantee future results.

To contact our Portfolio Managers, send email to neiman@neimanfunds.com or call Harvey Neiman at 858-759-4223 or Dan Neiman at 858-488-3839.

Neiman Funds | P.O. Box 205 | Rancho Santa Fe, CA 92067